EXHIBIT 12.1

RATIO OF EARNINGS TO FIXED CHARGES

	YEAR ENDED DECEMER 31,					NINE MONTHS ENDED SEPTEMBER 30,
	2004	2005	2006	2007	2008	2009
Ratio of Earnings to Fixed Charges	-	-	-	92.29	27.21	77.87

Earnings:

For 2007, 2008, and the nine months ended September 30, 2009, earnings  amounted to $8,909,330, $14,009,510 and $21,928,276, respectively.

Fixed Charges:

For 2007, 2008, and the nine months ended September 30, 2009, fixed charges amounted to $96,535, $514,950 and $281,605, respectively.